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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

ON ASSIGNMENT INC.
(Name of Issuer)
Common Stock, $.01 Par Value
(Title of Class of Securities)
682159108
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	682159108

1	NAMES OF REPORTING PERSONS NorthPointe Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		1,735,949

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,774,594

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,774,594

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.01%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA

Item 1.

(a)	Name of Issuer:	On Assignment Inc.

(b)	Address of Issuer’s Principal Executive Office:	26651 West Agoura Road
Calabasas, CA 91302

Item 2.

(a)	Name of Person Filing:	NorthPointe Capital LLC

(b)	Address of Principal Business Office or, if none, Residence:

101 W. Big Beaver, Suite 745
Troy, MI 48084

(c)	Citizenship:

(d)	Title of the Class of Securities:	Common Stock, $.01 par value

(e)	CUSIP number:

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a) (6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3 (a) (19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment company Act of 1940 (15 U.S.C. 80a-8).

(e)	☑ An investment adviser in accordance with §240.13d-1 (b) (1) (ii) (E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1 (b) (1) (ii) (F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1 (b) (1) (ii) (G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3 © (14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1 (b) (1) (ii) (J).
Item 4. Ownership
The securities reported herein are beneficially owned by one or more open end investment companies or other managed accounts which are advised by NorthPointe Capital, LLC (“NorthPointe”), a registered investment adviser. Consistent with Rule 13d-4 under the Securities Exchange Act of 1934, this Schedule 13G shall not be construed as an admission that NorthPointe, or any other person, is the beneficial owner of any securities covered by this statement. Ownership is reported as of December 31, 2007.

a. Amount beneficially owned:	1,774,594
b. Percent of class	5.01%
c. Number of shares as to which such person has:
i. Sole power to vote or to direct the vote:	1,735,949
ii. Shared power to vote or to direct the vote:	0
iii. Sole power to dispose or to direct the disposition of:	1,774,594
iv. Shared power to dispose or to direct the disposition of:	0

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐
Item 6. Ownership of More than Five Percent on Behalf of another Person.
The clients of NorthPointe, including investment companies registered under the Investment Company Act of 1940 and other managed accounts, have the right to receive dividends from as well as the proceeds from the sale of such securities reported on this statement. As of December 31, 2007, no client’s interest related to more than 5%.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
N/A
Item 8. Identification and Classification of Members of the Group
N/A
Item 9. Notice of Dissolution of Group
N/A
Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Signatures
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NorthPointe Capital, LLC
By:	/s/ Karen Brenner Wasil
	Name:	Karen Brenner Wasil
	Title:	Chief Compliance Officer
	Date:	February 13, 2008

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